FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For October 1, 2007

Commission File Number: 001-14624

ABN AMRO HOLDING N.V.

(Translation of registrant’s name into English)

Gustav Mahlerlaan 10
1082 PP Amsterdam
The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

Press Release

Amsterdam, 1 October 2007

ABN AMRO completes sale of LaSalle to Bank of America

ABN AMRO announces today that it has completed the sale of LaSalle to Bank of America after gaining the necessary regulatory approvals and fulfilling other customary closing conditions. As previously announced, Bank of America is paying ABN AMRO USD 21 billion in cash for LaSalle.

The transaction consists of the sale of ABN AMRO North America Holding Company which principally consists of the retail and commercial banking activities of LaSalle Bank Corporation (“LaSalle”). ABN AMRO’s North American Global Markets and Global Clients operations are not part of the sale.

“We would like to thank the staff of LaSalle for their professionalism and the excellent results they have achieved during this process. The fact that we are now parting ways will lead to mixed emotions in many of us. We have a shared history of almost 30 years and we’re proud of the cooperation and results we have achieved.  We wish everyone the very best for the future,” said Joost Kuiper, member of the Managing Board of ABN AMRO and responsible for the Business Unit North America.

“I would like to thank my colleagues across the bank who have worked so hard, during a period of uncertainty, to ensure that this transaction was completed on time and as planned,” said Rijkman Groenink, Chairman of the Managing Board of ABN AMRO.

”LaSalle is a very successful bank, as evidenced by the excellent valuation achieved for the business. Its success is based on its strong client-led model and a long history of building strong relationships with customers, and we are immensely proud of its contribution to the progress of ABN AMRO. We wish LaSalle continued success as part of Bank of America.”

The sale of LaSalle will result in a book gain of approximately EUR 7.3 billion, which will be accounted for in ABN AMRO’s fourth quarter results.

UBS Limited was the sole financial adviser on the transaction. Legal counsel was provided to ABN AMRO by Davis Polk & Wardwell along with Vedder, Price, Kaufman & Kammholz, P.C. as to US law, and by Nauta Dutilh N.V. and Allen & Overy LLP as to Dutch law.

Press contact:  +31 20 6288900
IR contact:          +31 20 6287835
IR US contact:    +1 312 992 0818

Press Relations Department
Head Office: Gustav Mahlerlaan 10 (HQ 9140), 1082 PP Amsterdam, tel. +31 (0)20 6288900, fax +31 (0)20 6295486
London Office: 250 Bishopsgate, London EC2M 4AA, tel. +44 207 6788244, fax +44 207 6788245

The information contained in this report is incorporated by reference into the registration statements on Form S-8 with Registration Nos. 333-81400, 333-84044, 333-128621, 333-128619, 333-127660 and 333-74703, and the registration statements on Form F-3 with Registration Nos. 333-137691 and 333-104778.

Cautionary statement regarding forward-looking statements

This announcement contains forward-looking statements. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. Any statement in this announcement that expresses or implies our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections, as they are currently available to the management of ABN AMRO Holding N.V. ("ABN AMRO"). Forward-looking statements therefore speak only as of the date they are made, and we take no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. A number of important factors could therefore cause actual future results to differ materially from those expressed or implied in any forward looking statement. Such factors include, without limitation, the outcome of the offers for our business by Barclays PLC ("Barclays") and the consortium of Banco Santander Central Hispano, S.A., Fortis SA/NV and the Royal Bank of Scotland Group plc ("RBS" and collectively, the "Consortium"); the completion of our proposed disposition of LaSalle; the conditions in the financial markets in Europe, the United States, Brazil and elsewhere from which we derive a substantial portion of our trading revenues; potential defaults of borrowers or trading counterparties; the implementation of our restructuring including the envisaged reduction in headcount; the reliability of our risk management policies, procedures and methods; the outcome of ongoing criminal investigations and other regulatory initiatives related to compliance matters in the United States and the nature and severity of any sanctions imposed; and other risks referenced in our filings with the US Securities and Exchange Commission (the "SEC"). For more information on these and other factors, please refer to Part I: Item 3.D "Risk Factors" in our Annual Report on Form 20-F filed with the SEC and to any subsequent reports furnished or filed by us with the SEC. The forward-looking statements contained in this announcement are made as of the date hereof, and the companies assume no obligation to update any of the forward-looking statements contained in this announcement.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABN AMRO HOLDING N.V.

Date: October 1, 2007	By:	/s/ Dies Donker
		Name:	Dies Donker
		Title:	Head of Investor Relations

	By:	/s/ Petri Hofste
		Name:	Petri Hofste
		Title:	Group Accounting Officer